Exhibit 99.1

Time of AGM Clarification

Melbourne, Australia, September 30, 2020: Immuron Limited (ASX: IMC; NASDQ: IMRN), would like to clarify the time that the Company’s Annual General Meeting (AGM) will be held as disclosed on the Notice of 2020 AGM previously released.

Date of Meeting:	Thursday, 29th October 2020
Time of Meeting (Melbourne, Australia time):	4:30pm (Registration from 4:15pm)

All else being the same.

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COMPANY CONTACT: Phillip Hains Company Secretary Ph: +61 (0)3 9824 5254 info@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

For more information visit: http://www.immuron.com